Exhibit 99.1

FOR IMMEDIATE RELEASE

RADCOM Extends Collaboration with Rakuten Mobile.

Expanding collaboration to include advanced AI-powered end-to-end network analytics to maintain efficient network operations and network automation

TEL AVIV, Israel – April 8, 2024 − RADCOM Ltd. (Nasdaq: RDCM) today announced it has renewed its multi-year collaboration with Rakuten Mobile Inc. The company will continue to provide current solution offerings, and the collaboration will include advanced artificial intelligence (AI)- powered analytics such as anomaly detection and automated root cause analysis. These AI-driven use cases help proactively identify and prevent degradations, enabling Rakuten Mobile to maintain quality of service and drive efficient network operations and network automation monitoring.

Rami Amit, chief technology officer of RADCOM, commented, “We are excited to sign this renewed contract with Rakuten Mobile as our close partnership continues. Our advanced, innovative assurance solution allows Rakuten Mobile to leverage the power of AI/ML insights to gain end-to-end visibility across their network and drive automation to ensure unparalleled focus on service quality, fast detection of potential issues, and efficient network operations.”

“RADCOM has been a reliable partner for Rakuten Mobile, and we’re excited to expand on our collaboration to include AI-driven service and network analytics critical for monitoring our customer experiences in real-time,” said Hiroshi Takeshita, deputy chief technology officer and head of network operations at Rakuten Mobile.

RADCOM ACE applies advanced AI/machine learning (ML) -based analytics to data collected and analyzed from the radio access network (RAN) to the core for automated assurance. It automates telco-specific workflows while providing a range of use cases to multiple teams to drive quality and improve operation efficiencies. For the network operations centers (NOCs), it includes anomaly detection across various services, such as roaming, Voice over Long-Term Evolution (VoLTE), and video streaming, to detect and alert teams about anomalies quickly. Core engineers gain alerts to trace analytics to investigate degradations. RAN teams can utilize the power of automated root cause analysis, which classifies the problems so specific teams can handle issues related to their expertise, thus saving valuable time and resources.

As a cloud-native solution that includes our container-based cTap for efficient load-balancing and traffic management, RADCOM ACE is automated and modular. An automated Continuous Development/Continuous Integration (CI/CD) software development pipeline enables the solution to be continually updated and tested with no downtime, ensuring services are monitored 24/7 and mobile customers receive top-quality services.

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For all investor inquiries, please contact:

Investor Relations:

Miri Segal

MS-IR LLC

917-607-8654

msegal@ms-ir.com

Company Contact:

Hadar Rahav

CFO

+972-77-7745062

hadar.rahav@radcom.com

About RADCOM

RADCOM (Nasdaq: RDCM) is the leading expert in 5G-ready cloud-native network intelligence solutions for telecom operators transitioning to 5G. RADCOM Network Intelligence consists of RADCOM Network Visibility, RADCOM Service Assurance, and RADCOM Network Insights. The RADCOM Network Intelligence suite offers intelligent, container-based, on-demand solutions to deliver network analysis from the RAN to the core for 5G assurance. Utilizing automated and dynamic solutions with smart minimal data collection, on-demand troubleshooting, and cutting-edge techniques based on machine learning, these solutions work in harmony to provide operators with an understanding of the entire customer experience and allow them to troubleshoot network performance from a high to granular level while reducing storage costs and cloud resource utilization. For more information on how to RADCOMize your network today, please visit www.radcom.com, the content of which does not form a part of this press release.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “expect,” “believe,” “will,” “plan,” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses its continued relationship with Rakuten Mobile and the deployment of its services, the Company’s successful support of these services, and the potential benefits of the Company’s solutions and products, it uses forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance, or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products, and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update forward-looking statements for any reason.